

SEC MISSION

12062389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

AUG 2 8 2012

Washington DC 402

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SEC FILE NUMBER
~~8-36588~~ 8-36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturna Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. State Street
(No. and Street)

Bellingham (City) WA (State) 98225-4730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gibson 360-734-1866 X301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City), PA (State) 19103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gibson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturna Brokerage Services, Inc., as of June 30th, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Kristina N Grate
Notary Public
State of Washington
My Commission Expires
June 19, 2016

James A Gibson CFO
Signature

CFO
Title

Kristina N. Grate
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SATURNA
Brokerage
Services

(A wholly owned subsidiary of
Saturna Capital Corporation)

FINANCIAL STATEMENTS
June 30, 2012 and 2011

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Saturna Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. as of June 30, 2012 and 2011, and the related statements of operations, changes in ownership equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 20, 2012

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENTS OF FINANCIAL CONDITION

Assets	**June 30, 2012**	**June 30, 2011**
Cash and cash equivalents	$4,032,334	$1,710,211
12b-1 fees receivable	141,631	757,031
Receivable from Saturna Capital	43,996	233,729
Other receivables	-	20,939
State revenue tax refundable	-	76,923
Prepaid expenses	13,697	2,712
Deposits with clearing organizations	100,000	100,000
Investment securities, at fair value	1,246,604	229,660
Total Assets	$5,578,262	$3,131,205
Liabilities		
Accounts payable and accrued expenses	$2,211,566	$1,048,793
Payable to Saturna Capital	2,003	751,204
Total Liabilities	2,213,569	1,799,997
Shareholders' Equity		
Common stock, $10 par value, 100,000 shares authorized: issued 70,500 and 48,000 shares at June 30, 2012 and June 30, 2011	705,000	480,000
Additional paid-in capital	5,964,716	3,939,716
Accumulated deficit	(3,303,028)	(3,088,508)
Accumulated other comprehensive income	(1,995)	-
Total Shareholders' Equity	3,364,693	1,331,208
Total Liabilities and Shareholders' Equity	$5,578,262	$3,131,205

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF OPERATIONS

	Year ended June 30,	
	2012	**2011**
Revenues		
Mutual fund distribution fees	9,184,056	8,387,439
Brokerage commission income	56,976	105,126
Dividend income	18,938	3,294
Other income	4,331	47,554
Total	9,264,301	8,543,413
Expenses		
Mutual fund distribution fees	9,184,056	8,387,439
Corporate marketing and advertising	41,549	43,070
Market data and information services	1,622	1,742
Brokerage clearing and trading	232,629	330,919
General and administrative	4,502	10,829
Occupancy expenses	17,200	16,881
Professional services	12,354	92,775
Regulatory expenses	57,475	56,795
State and city taxes	36,933	(48,925)
Other operating expenses	1,011	591
Total	9,589,331	8,892,116
Operating Loss	(325,030)	(348,703)
Unrealized holding gain on trading securities	-	30,569
Loss Before Income Taxes	(325,030)	(318,134)
Tax benefit	110,510	108,165
Net Loss	$(214,520)	$(209,969)
Other Comprehensive Loss:		
Unrealized loss on AFS securities arising during period	(1,995)	-
Comprehensive Loss	$(216,515)	$(209,969)
Basic Net Loss per Share	$(3.36)	$(4.37)
Basic weighted average number of shares outstanding	63,834	48,000

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended June 30, 2012 and 2011

	Common shares outstanding	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balances at June 30, 2010	**48,000**	**$480,000**	**$3,939,716**	**$(2,878,539)**	**$-**	**$1,541,177**
Net loss				(209,969)		(209,969)
Balances at June 30, 2011	**48,000**	**$480,000**	**$3,939,716**	**$(3,088,508)**	**$-**	**$1,331,208**
Issuance of common stock	22,500	225,000	2,025,000			2,250,000
Comprehensive loss:						
Net loss				(214,520)		
Net unrealized holding losses					(1,995)	
Total comprehensive loss						(216,515)
Balances at June 30, 2012	**70,500**	**$705,000**	**$5,964,716**	**$(3,303,028)**	**$(1,995)**	**$3,364,693**

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENTS OF CASH FLOWS

	Year ended June 30,	
	2012	**2011**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(214,520)	$(209,969)
Changes in operating assets and liabilities:		
Cash deposited with clearing organizations	-	(100,000)
12b-1 fees receivable	615,400	(175,153)
Receivable from Saturna Capital	189,733	50,300
Other receivables	20,939	(20,939)
State revenue tax refundable	76,923	(76,923)
Prepaid expenses	(10,985)	(31)
Accounts payable and accrued expenses	1,162,773	956,639
Payable to Saturna Capital	(749,202)	
Net cash provided by operating activities:	1,091,061	423,924
CASH FLOWS FROM INVESTING ACTIVITIES:		
Reinvestment of dividend income	(18,938)	(3,293)
Purchase of available-for-sale securities	(1,000,000)	(30,569)
Net cash used in investing activities:	(1,018,938)	(33,862)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock	2,250,000	-
Net cash provided by financing activities:	2,250,000	-
Net increase in cash and cash equivalents	2,322,123	390,062
Beginning cash and cash equivalents	1,710,211	1,320,149
Ending cash and cash equivalents	$4,032,334	$1,710,211

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

Note 1 - ORGANIZATION

Saturna Brokerage Services, Inc. (the "Company" or "SBS") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The company is a wholly owned subsidiary of Saturna Capital Corporation (Saturna).

Note 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the amounts of revenues and expenses reported during the period under review. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

SBS maintains cash balances at one financial institution that participates in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Under the Program, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account through December 31, 2012. Coverage under the Program is in addition to and separate from the standard $250,000 coverage per depositor that is available under the FDIC's general deposit insurance rules.

Investment securities

Saturna Brokerage Services holds investments in securities classified as available-for-sale and reported at fair value in accordance with ASC 320, *Investments – Debt and Equity Securities*. As of June 30, 2012, these investments had a fair value of $1,246,604. Unrealized gains and losses on these investments are included in accumulated other comprehensive income until realized.

ASC 820 *Fair Value Measurements and Disclosures* establishes a three-level hierarchy of fair value measurement. Level 1 includes assets that have an active market providing an objective, quoted value for each unit. Level 2 assets are those where there is no active market in the same assets, but where there are parallel markets or other means for estimating fair value using observable information. Level 3 fair values refer to valuations based on data that is unavailable to parties outside the entity. The fair value hierarchy places the highest priority on unadjusted

quoted prices in active markets for identical assets (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Investments consist of equity and fixed income mutual funds managed by an affiliate and are classified as Level 1 securities.

Income taxes

Saturna Brokerage Services files a consolidated federal income tax return with Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if SBS filed a separate return.

Management has analyzed the company's position taken on federal income tax returns for all open tax years (2008-2011) and has concluded that no additional adjustments are required in the company's financial statements.

Advertising costs

Saturna Brokerage Services expenses advertising and marketing costs when incurred.

12b-1 plan distribution

SBS, as underwriter for Amana Mutual Funds Trust (the Amana funds or AMFT) and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses.

For the 2012 and 2011 fiscal years, Saturna Brokerage Services received $8,646,106 and $7,892,815, respectively, from AMFT. In addition, SBS recognized expense of $13,564,652 and $11,382,575, respectively, in distributing Amana mutual funds during the 2012 and 2011 fiscal years, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets, and Amana assets from these distribution platforms continued to increase in the last two fiscal years.

Saturna Brokerage Services also acts as the underwriter for the six Sextant funds in Saturna Investment Trust. As underwriter of the Sextant funds, SBS receives up to 0.25% of the funds' daily net assets annually for various distribution expenses. For the 2012 and 2011 fiscal years, SBS was paid $537,950 and $494,624, respectively, by Saturna Investment Trust, while the Company expensed $727,349 and $593,745 to distribute Sextant mutual funds. The portion of the expense in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding.

Note 3 - NET CAPITAL REQUIREMENTS

Saturna Brokerage Services is subject to the U.S. Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2012 and 2011, SBS' net capital of $3,044,080 and $209,540 was $2,896,508 and $89,540 in excess of its minimum net capital required, respectively. The ratio of SBS' aggregate indebtedness to net capital was 0.7272 to 1 and 8.5902 to 1 at June 30, 2012 and 2011, respectively.

Note 4 - TRANSACTIONS WITH AFFILIATED PERSONS

SBS is a wholly owned subsidiary of Saturna Capital Corporation. Due to his common stock ownership, the chairman of the board of Saturna Capital is deemed to be its controlling person. The chairman of Saturna Capital is also a director of SBS; chairman and a director of Saturna Trust Company; a director of Saturna Sdn. Bhd. (Malaysia); and is a trustee, president and fund shareowner of both Amana Mutual Funds Trust and Saturna Investment Trust (the Trusts). The president of Saturna Capital is the chairman's daughter, and is a director of Saturna Capital, SBS, and Saturna Trust Company.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay its clearing and other charges for these transactions.

SBS shares its principal executive offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense-sharing agreement. For the 2012 and 2011 fiscal years, Saturna Capital Corporation waived payment for services provided by Saturna personnel on behalf of SBS.

Note 5 - PROVISION FOR INCOME TAXES

No deferred tax assets or liabilities were recorded at June 30, 2012 and 2011, as there were no material temporary differences between the carrying amounts and tax bases of other assets and liabilities. SBS records a receivable from Saturna Capital for the benefit of the taxable loss that SBS generates. For the fiscal years ended June 30, 2012 and 2011, SBS recorded a federal income tax benefit of $110,510 and $108,165, respectively.

Note 6 – FINRA EXAMINATION

As part of a regular on-site Cycle Examination conducted during November 2011, FINRA, the regulator for all securities firms in the United States, concluded that Saturna Brokerage Services was not in compliance with Rules 15c3-1 and 17a-3 of the U.S. Securities and Exchange Commission – principally with respect to the computation of Net Capital, operating in a state of Net Capital deficiency, and not maintaining accurate books and records for several months between December 2010 and July 2011. The Company has acknowledged the record-keeping errors but has disputed FINRA's claims regarding Net Capital deficiency and has presented alternative computations that support its position. The matter is currently under review by FINRA's enforcement division. Based on FINRA's broad discretion in imposing any fines and/or sanctions, the Company believes that it cannot reasonably estimate the extent of such fines and/or sanctions, if any.

Note 7 – SUBSEQUENT EVENTS

Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were issued that materially impacted the amounts or disclosures in the company's financial statements.

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of Saturna Capital Corporation)

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2012 (Schedule I)

Total shareholders' equity	$3,364,693
Less – Shareholders' equity not allowable for Net Capital	-
Total shareholders' equity qualified for Net Capital	3,364,693
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of Net Capital	-
Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	3,364,693
Deductions and/or charges:	
Non-allowable assets	(199,324)
Secured demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net Capital before haircuts on securities positions	3,165,369
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	(121,289)
Undue concentrations	-
Other	-
Net Capital	$3,044,080
Aggregate Indebtedness	
Total aggregate indebtedness liabilities from Statements of Financial Condition	2,213,569
Add:	
Drafts from immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	2,213,569
Computation of basic Net Capital requirement	
Minimum Net Capital required	147,572
Excess Net Capital	2,896,508
Ratio: Aggregate Indebtedness to Net Capital	0.7272 to 1

The Net Capital reported in the company's audited FOCUS report agrees with the audited Net Capital above

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for BROKERS AND DEALERS PURSUANT to RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2012 (Schedule II)

SBS is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Saturna Brokerage Services, Inc.
Bellingham, Washington

In planning and performing our audit of the financial statements of Saturna Brokerage Services, Inc (the "Company"), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 20, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036558 FINRA JUN
SATURNA BROKERAGE SERVICES INC
ATTN JAMES GIBSON
1300 N STATE ST
BELLINGHAM WA 98225-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) (-0-)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SATURNA BROKERAGE SERVICES, INC
(Name of Corporation, Partnership or other organization)

James Gibson CFO
(Authorized Signature)

CFO
(Title)

Dated the 20 day of AUGUST, 20 12

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2011
and ending 6/30/2012

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,262,305
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,184,056
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	201,809
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	9,385,865
2d. SIPC Net Operating Revenues	$ <123,560>
2e. General Assessment @ .0025	$ -0- (to page 1, line 2.A.)